

File number 82 - 524

FRIENDS PROVIDENT

03 MAY 19 AM 7:21

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640



Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

9 May 2003

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 30th April 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

AGM Statement - 9th May 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 5/20



Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	AGM Statement
Released	12:30 9 May 2003
Number	9163K

Friends Provident plc announces that all resolutions proposed at its Annual General Meeting held on Thursday 8th May 2003 were duly passed and the results of the postal votes are available on the Friends Provident website. Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UKLA for publication through its Document Viewing Facility.

END

